FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of November 2004

Commission File Number: 1-6784

Matsushita Electric Industrial Co., Ltd.

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101

(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on November 24, 2004, by Matsushita Electric Industrial Co., Ltd. (the “registrant”), announcing the repurchase of a portion of its own shares.

2.	News release issued on November 29, 2004, by the registrant, announcing the reorganization and consolidation of the industrial equipment business.

3.	News release issued on November 29, 2004, by the registrant, announcing the reorganization of the electrical supplies business.

4.	Newsletter to shareholders issued by the registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Matsushita Electric Industrial Co., Ltd.

By:	/s/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact President Panasonic Finance (America), Inc.

Dated: December 3, 2004

November 24, 2004

FOR IMMEDIATE RELEASE

Media Contact:	Investor Relations Contacts:

Mike Kitadeya / Karl Takahashi (Japan)	Ryuichi Tsuruta
International PR	Investor Relations
(Tel: +81-6-6949-2293)	(Tel: +81-6-6908-1121)

Yukitoshi Onda
Panasonic Finance (America), Inc.
(Tel: +1-212-698-1361)

Norio Iino
Panasonic Finance (Europe) plc
(Tel: +44-20-7562-4400)

Matsushita Electric Executes Own Share Repurchase

Osaka, Japan, November 24, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its “Panasonic” brand, announced that it has repurchased a portion of its own shares from the market in conformity with provisions of Article 211-3, Paragraph 1, Item 2 of the Japanese Commercial Code.

Details of the share repurchase are as follows:

1.	Class of shares: Common stock

2.	Period of repurchase: Between October 29, 2004 and November 24, 2004

3.	Aggregate number of shares repurchased: 13,026,000 shares

4.	Aggregate repurchase amount: 19,998,507,000 yen

5.	Method of repurchase: Shares were repurchased on the Tokyo Stock Exchange

(Reference 1)

1)	The following details were resolved at the Board of Directors meeting held on August 27, 2004:

•	Class of shares: Common stock

•	Aggregate number of repurchasable shares: Up to 80 million shares

•	Aggregate repurchase amount: Up to 100 billion yen

2)	Cumulative total of shares repurchased since the August 27, 2004 Board of Directors resolution through today:

•	Aggregate number of shares repurchased: 32,930,000 shares

•	Aggregate repurchase amount: 49,996,772,000 yen

(Reference 2)

The number of shares issued and treasury stock as of September 30, 2004:

•	Total number of shares issued (excluding treasury stock): 2,304,526,376 shares

•	Treasury stock: 148,527,121 shares

# # #

November 29, 2004

FOR IMMEDIATE RELEASE

Media Contacts:

Matsushita Electric Industrial Co., Ltd.
Mike Kitadeya / Karl Takahashi
International PR
Tel: +81-6-949-2293 Fax: +81-6-949-2255
Panasonic News Bureau
Tel: +81-3-542-6205 Fax: +81-3-542-9018

Matsushita Electric Works, Ltd.
Yukio Kinashi, Publicity Dept.
Tel: +81-6-909-7187 Fax: +81-6-908-7127

Matsushita Group to Reorganize and Consolidate

Industrial Equipment Business

Osaka, Japan – Matsushita Electric Industrial Co., Ltd. (MEI [NYSE symbol: MC]), best known for its Panasonic brand products, and Matsushita Electric Works, Ltd. (MEW) today announced a reorganization plan of their industrial equipment businesses in line with the comprehensive collaboration efforts between the two companies. The plan, involving businesses mainly carried out by MEI’s subsidiary, Matsushita Industrial Information Equipment Co., Ltd. (MIIE), aims to eliminate overlaps, further maximizing the group’s growth potential in the industrial equipment business and the electrical supplies business in the commercial building market.

The details of specific initiatives are as follows:

1.	High-voltage power distribution equipment business and central monitoring and control system business to be integrated into MEW

Matsushita’s power distribution equipment business will be consolidated by transferring MIIE’s high-voltage power distribution equipment (CUBICLE) business and MEW’s low-voltage power distribution equipment business (i.e. power distribution boards) for commercial buildings into a new MEW subsidiary, which will be established in January, 2005. The consolidation will allow MEW to offer a complete range of power distribution equipment, a critical component in electrical supplies business, from high voltage to low voltage.

MIIE’s central monitoring and control system business for facility management will be merged into MEW and placed under the management of its Security and Building Automation System (BAS) Business Promotion Department.

2.	Information equipment and systems businesses to be integrated into Panasonic Communications Co., Ltd.

Panasonic Communications Co., Ltd. (PCC) will take over MIIE’s information equipment business, including such products as credit authorization terminals, barcode readers and Radio Frequency Identification (RFID) devices, as well as credit authorization terminal development and manufacturing functions currently carried out by Panasonic System Solutions Company (PSS).

At the same time, distribution systems business being done at Matsushita Industrial System Engineering Co., Ltd. (MISEC), a subsidiary of MIIE, will be transferred to a subsidiary of PCC.

This reorganization will boost the group’s capability of developing new products with future growth potential such as contactless IC card and wireless tag readers in the RFID field. It will also contribute to increasing synergy effects in the areas of the manufacturing, procuring and marketing operations.

3.	MIIE’s two subsidiaries to be transferred to Matsushita Welding Systems Co., Ltd.

Two subsidiaries of MIIE, Kaga Matsushita Electric Co., Ltd. and MISEC, will be transferred to Matsushita Welding Systems Co., Ltd. Kaga Matsushita now serves as MIIE’s manufacturing base for welding and CUBICLE related products, while MISEC offers public infrastructure businesses which include utility machinery and related services such as tunnel ventilation control systems and water and sewage treatment plants.

As a result of those consolidations and transfers, MEI will eventually take over MIIE. The reorganization is scheduled to take place on April 1, 2005. Two transfers, however, will be carried out on March 31, 2005: MIIE’s CUBICLE business to the new subsidiary of MEW and MIIE’s central monitoring and control system business to MEW.

About Matsushita Electric Industrial Co., Ltd. (Panasonic)

Matsushita Electric Industrial Co., Ltd., best known for its Panasonic brand name, is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated sales of US$71.92 billion for the fiscal year ended March 31, 2004. Matsushita’s shares are listed on the Tokyo, Osaka, Nagoya, New York (NYSE:MC), Euronext Amsterdam and Frankfurt stock exchanges. For more information on the company and its Panasonic brand, visit the Matsushita website at http://www.panasonic.co.jp/global/top.html.

<Reference 1>

Businesses to be transferred

(Signing of the agreement is scheduled for early February 2005)

	Businesses to be transferred		Transfer Method	Annual Sales* (Billion Yen)
	From	To
1	High-voltage power distribution equipment (CUBICLE) business (MIIE)	MEW New subsidiary of Information Equipment & Wiring Products Division Company	Business transfer	Approx. 3.4

2	Central monitoring and control system business (MIIE)	MEW Security and Building Automation System Business Promotion Department, Information Equipment & Wiring Products Division Company	Business transfer	Approx. 0.8

3	Power distribution board business (MEW)	MEW New subsidiary of Information Equipment & Wiring Products Division Company	Business division	Approx. 13.2

4	Information equipment and systems business (MIIE)	PCC Devices & Components Company	Business division	Approx. 8.8

5	Credit authorization terminal business (PSS)	PCC Devices & Components Company	Asset transfer	Approx. 0.3

6	Distribution system business (MISEC)	PCC subsidiary	Business transfer	Approx. 0.7

7	Kaga Matsushita Electric Co., Ltd. and MISEC	Matsushita Welding Co., Ltd.	Business division	—

*	For the year ended March 2004.
**	Business transfer schemes are subject to change according to future discussions.

<Reference 2>

Business transfer at a glance

# # #

November 29, 2004

FOR IMMEDIATE RELEASE

Matsushita Electric Industrial Co., Ltd.
Media Contacts:
Mike Kitadeya/Karl Takahashi (Japan)
International PR	Tel: +81-6-6949-2293
Investor Relations Contacts:
Ryuichi Tsuruta (Japan)	Tel: +81-6-6908-1121
Akihiro Takei
Panasonic Finance (America), Inc.	Tel: +1-212-698-1365
Norio Iino
Panasonic Finance (Europe) plc	Tel: +44-20-7562-4400

Matsushita Electric Works, Ltd.
Media Contact:
Yukio Kinashi
Publicity dept. (Japan)	Tel: +81-6-6909-7187
Investor Relations Contacts:
Tomio Kado
Financial Management Dept. (Japan)	Tel: +81-6-6903-0442
Akihiro Takei
Panasonic Finance (America), Inc.	Tel: +1-212-698-1365
Norio Iino
Panasonic Finance (Europe) plc	Tel: +44-20-7562-4400

Reorganization of Electrical Supplies Business of New Matsushita Group

- Transfer of Electrical Supplies Business -

Osaka, Japan, November 29, 2004 — Matsushita Electric Industrial Co., Ltd. (MEI [NYSE: MC]), best known for its Panasonic brand name, and Matsushita Electric Works, Ltd. (MEW), today announced the signing of an agreement regarding the reorganization of the electrical supplies business, as announced in the September 28, 2004 press release “Reorganization of New Matsushita Group.”

1. Outline of business transfer

MEI will transfer the Corporate Electrical Supplies Sales Division and relevant businesses within the Urban Development Systems Division and the business-use intercom business within the Security Systems Division of Panasonic System Solutions Company into MEW.

2. Schedule

November 29, 2004	Signing of business transfer agreement
January 1, 2005 (planned)	Date of business transfer

3. Assets and liabilities of the businesses to be transferred (as of September 30, 2004)

(in millions of yen)
Item	Book value
Assets	1,596
Liabilities	350

4. Transfer price and payment method

(in millions of yen)
Transfer price	1,725

Note:	The transfer price above is calculated based on the assets and liabilities as of September 30, 2004. MEI and MEW will decide the final transfer price by the end of January 2005, adjusting the fluctuations in market prices of assets and liabilities by the day before the business transfer.

Payment method	Decision will be separately made after due consultation.

5. Basic information for MEI and MEW (non-consolidated basis)

Trade Name	MEI (company to divide a unit)		MEW (succeeding company)
Principal Lines of Business	Manufacture and sale of electronic and electric equipment		Manufacture and sale of electronic and electric equipment, electronic components and parts and materials

Date of Incorporation	December 15, 1935		December 15, 1935

Principal Office	Kadoma-shi, Osaka, Japan		Kadoma-shi, Osaka, Japan

Representative	Kunio Nakamura, President		Koichi Hatanaka, President and Representative Director

Capital Stock (million yen)	258,740 *		138,349 **

Shares Issued	2,453,053,497 *		733,211,014 **

Shareholders’ Equity (million yen)	2,567,709 *		539,845 **

Total Assets (million yen)	4,401,440 *		894,617 **

Financial Closing Date	March 31		November 30

No. of Employees	50,121 *		14,325 **

Major Shareholders and Shareholdings	The Master Trust Bank of Japan, Ltd.	6.21%	MEI	51.00%
	Japan Trustee Services Bank, Ltd.	6.08%	The Master Trust Bank of Japan, Ltd.	4.74%
	Moxley & Co.	4.46%	Japan Trustee Services Bank, Ltd.	2.64%
	Nippon Life Insurance Co.	2.70%	Matsushita Investment & Development Co., Ltd	1.97%
	Matsushita Investment & Development Co., Ltd.	2.32%	Matsushita Real Estate Co., Ltd.	1.54%

	MEI holds 148,527 thousand shares (6.05% of total outstanding issued shares) of its own common stock. (as of September 30, 2004)		MEW holds 16,006 thousand shares (2.18% of total outstanding issued shares) of its own common stock. (as of May 31, 2004)

Relationship between MEI and MEW	Capital MEI holds 51.00% of MEW’s issued shares as of November 29, 2004. Personnel MEI sends a director of MEW.
Transactions Mutual sales and purchases of products

Notes 1: Amounts less than one million yen have been omitted. (hereinafter the same)

   2: * as of September 30, 2004, ** as of May 31, 2004

(Reference) Annual sales results of businesses to be transferred

Businesses to be transferred	Annual Sales Results* (billion yen)
Corporate Electrical Supplies Sales Division, MEI	approx. 60
Urban Development Systems Division, Panasonic System Solutions Company, MEI	approx. 20
Security Systems Division, Panasonic System Solutions Company, MEI (Business-use intercom business)	approx. 2

* Annual sales results are for the fiscal year ended March 2004.

# # #

NEWSLETTER TO SHAREHOLDERS

with

the 98th interim business report

for

the fiscal first half ended

September 30, 2004

(This is an English translation of a newsletter

circulated to shareholders in Japan.)

Matsushita Electric Industrial Co., Ltd.

OSAKA, JAPAN

Editor’s notes:

1.	This Newsletter contains both consolidated and non-consolidated (parent company alone) financial statements, in accordance with generally accepted practices in Japan. Readers of this English translation should not confuse the two kinds of financial statements.
2.	In accordance with regulations concerning financial documents under the Japanese Commercial Code, all amounts less than 1 million yen have been omitted from the financial statements in this newsletter. Similarly, amounts less than one-tenth of a billion yen are truncated in cases where amounts are provided in billions of yen. The sum of the subtotals may differ from the grand total.
3.	Certain information, including product advertising in the Japanese market, has been omitted from this newsletter (English translation).

To Our Shareholders

Fiscal 2005 First-half Business Results

During the first half of the current fiscal year, ending March 31, 2005 (fiscal 2005), the domestic economy in Japan showed moderate recovery in consumer spending, as well as increases in both exports and capital investment by corporations, although concerns arose regarding inventory adjustments that began in some areas of the electronic components industry and rising materials costs, including crude oil prices. Overseas, the U.S. economy showed modest progress, mainly a result of proactive monetary and low-interest rate policies. Meanwhile, the economy in China also continued high growth, despite government policies to curb excessive capital expenditure.

In fiscal 2005, the first year of Matsushita’s three-year “Leap Ahead 21” plan, the company implemented initiatives relating to product competitiveness, enhanced profitability and strengthened overseas businesses, all aimed at achieving global excellence and sustainable growth.

Regarding product competitiveness, Matsushita is focusing management resources into growth areas, while developing a new line of competitive “V-products” that incorporate proprietary “black-box” technologies, universal design concepts and environmentally friendly features. To enhance profitability, the company is accelerating business restructuring initiatives that will improve productivity. Matsushita is also focusing efforts on the reduction of inventories and further strengthen its management structure through aggressive corporate cost reduction projects. To strengthen overseas businesses, Matsushita will continue to promote simultaneous global product introductions to meet rising worldwide demand for digital products for consumer use. Finally, through collaboration activities with Matsushita Electric Works, Ltd. (MEW), the “new Matsushita Group” will become a company that creates value for its customers by providing customers all over the world with solutions for comfortable living based on the concepts of security and brand loyalty, as well as providing products that are easy to use and inspiring.

[Consolidated First-half Results]

An unusually hot summer in Japan, rising demand for digital audiovisual (AV) products and consumer demand related to the Athens Olympics contributed to steady sales gains in digital AV products, including V-products, as well as Home Appliances, and Components and Devices. The consolidation of MEW and PanaHome is also a factor for the increase in consolidated sales. Accordingly, consolidated sales increased 19% to 4,318.5 billion yen.

Regarding consolidated earnings, negative factors such as a strong yen, rising raw materials costs and intensified global price competition were more than offset by sales increases through positive introduction of V-products, as well as overall cost reductions and other positive factors. As a result, operating profit for the first fiscal half increased 96% to 156.3 billion yen, from 79.6 billion yen in the comparable period a year ago. Income before income taxes for the six-month period more than doubled to 137.3 billion yen, compared with 57.3 billion yen a year ago. In other income (deductions), the company incurred restructuring charges of 48.2 billion yen, while recording a 31.5 billion yen gain from the transfer of the substitutional portion of the Employees Pension Funds to the Government. Net income was also up, increasing 143% to 56.2 billion yen, as compared with 23.1 billion yen in the first half of the previous year.

[Non-consolidated (Parent Company Alone) First-half Results]

First-half parent-alone sales increased 6% to 2,071.3 billion yen, from 1,958.9 billion yen in the same six-month period a year ago. Sales increases were recorded in all product categories.

Regarding parent-alone earnings, operating profit totaled 59.7 billion yen, up 288% from 15.4 billion yen a year ago. This increase was realized mainly by sales gains and various cost reduction initiatives. Recurring profit also increased 27% to 68.1 billion yen, from 53.7 billion yen in the previous first half. In addition to operating profit, factors affecting recurring profit included dividend income and provisions for losses on investments. Parent-alone net income increased, up 10% to 50.4 billion yen, from 45.9 billion yen in the first half of last year, despite restructuring charges of 11.5 billion yen.

New Policy for Providing Return to Shareholders

Company’s Board of Directors decided to adopt a new policy for providing return to its shareholders and, based upon the policy, to increase the interim dividend per share for the current fiscal year to 7.5 yen and revise upward the year-end dividend forecast to 7.5 yen per share.

Matsushita will take all necessary measures to complete structural reforms by the end of the current fiscal year, and is accelerating the growth strategy of the new Matsushita Group to achieve its new mid-term management plan, Leap Ahead 21. Historically, Matsushita has distributed dividends at a stable level to its shareholders, however, Matsushita aims for providing return to shareholders, taking into consideration the results of operations, in order to further implement shareholder-oriented management. Matsushita aims to maximize corporate value by enhancing its reputation in capital markets through the steady growth of its mid-term business performance and return of profits to shareholders, based on its consolidated business performance. In particular, Matsushita will provide return to shareholders through dividend payments and own share repurchases, upon careful consideration of consolidated free cash flows (Matsushita defines “free cash flows” as the sum of net cash provided by operating activities and net cash used in investing activities).

From the perspective of return on the capital investment made by shareholders, Matsushita will, in principle, distribute profits to shareholders based on its consolidated business performance. Matsushita aims for promoting stable and continuous growth of return to shareholders, while at the same time taking into consideration various factors including mid-term business performance, capital expenditures requirements and the company’s financial condition.

Matsushita will implement shareholder-oriented management by enhancing shareholder value per share through a reduction, in effect, of the number of issued and outstanding shares. This will be accomplished by repurchasing the company’s own shares with surplus cash flows. Concurrently, Matsushita aims to enhance its business value by utilizing treasury stock for various business strategies. I would like to thank all our shareholders for your continued support in these endeavors.

November 2004

Sincerely,

Kunio Nakamura

President

Leaping Ahead toward a Company that Creates Value for Customers

With the Value Creation 21 plan, which started April 1, 2001 and ended March 31, 2004, Matsushita carried out sweeping management reforms and organizational restructuring indicative of the Company’s shift to a new growth strategy. In the process to open a path to further growth, the new mid-term Leap Ahead 21 plan was started on April 1, 2004.

The Company aims to achieve global excellence by 2010 to fulfill its mission of creating value for customers. The Leap Ahead 21 plan represents the midpoint toward achieving this goal, and will establish a foundation for sustainable growth.

Opening a Path to Further Growth with the Leap Ahead 21 plan

There are two main objectives in the Leap Ahead 21 plan. The first is to raise the Capital Cost Management (CCM)* results of all business domain companies to zero or above by the year ending March 31, 2006 (fiscal 2006). The second objective is to achieve a consolidated operating profit to sales ratio of 5% or more, and increase CCM to zero or above on a consolidated Group basis by fiscal 2007. We believe these objectives are the bare minimum for becoming a top global company, and we will make every effort to achieve them.

*	CCM is a management benchmark created by Matsushita that emphasizes return on capital and efficient management.

Growth Strategy (1)

Targeting Further Growth through V-products

One of Matsushita’s strategies for further growth under the Leap Ahead 21 plan is the promotion of V-products, incorporating the Company’s cutting-edge technologies. Under the previous Value Creation 21 plan, the successful launch of a wide variety of V-products, along with aggressive sales promotion and advertising, were the driving force behind the V-shaped recovery in Matsushita’s business results. In fiscal 2005, the Company will continue to manufacture superior products, targeting sales of 1.5 trillion yen for 71 V-products. Matsushita will thereby establish solid pillars for future growth at each business domain company, based on these V-products.

V-products Become the Driving Force of Future Growth

V-products are those that can achieve a top share in high volume markets and contribute to enhanced overall profitability. In fiscal 2005, the Company will develop products and accelerate further growth under the following concepts.

New V-products for fiscal 2005 will:

(1)	utilize black-box technologies that cannot be easily imitated by competitors,

(2)	incorporate universal design concepts to improve convenience for all customers, and

(3)	have minimal impact on the environment in terms of energy and resource conservation.

V-products Based on Black-box Technologies

Black-box technologies are technologies and technological know-how that cannot be easily imitated by competitors. By utilizing such technologies, Matsushita will develop differentiated products and enhance the product competitiveness.

Black-box technologies are:

(1)	protected under intellectual property rights, such as patents,

(2)	made of complex materials, processes and know-how that cannot be copied, or

(3)	made using unique production methods, systems or control technologies.

Growth Strategy (2)

Overseas Operations Play a Vital Role as a “Growth Engine” in Expanding Business and Enhancing Overall Earnings

Matsushita’ s overseas sales in fiscal 2004 exceeded domestic sales. In the Leap Ahead 21 plan, Matsushita has designated overseas operations as a growth engine. The Company will achieve growth by providing value-added products and services to customers worldwide, thus maintaining Matsushita’s position as a global leader.

Strengthening of Businesses in China and Enhancing the Panasonic Brand Image

In recent years, China has become an extremely important region not only as a production base, but also as a market for the Company’s products. As a high-growth region, China is therefore essential to Matsushita’s business strategy. Matsushita aims to achieve a total business size of one trillion yen in China by fiscal 2006.

Also, beginning in fiscal 2004, Matsushita designated Panasonic as its unified global brand as part of efforts to enhance product and brand image throughout the world.

Further Synergies in Product Competitiveness and Marketing Strategies

With a trend toward shortened product lifecycles, the gradual launch of products into global markets results in lost profit opportunities. Matsushita therefore shortened the development lead-time of its DIGA series of DVD recorders. As a result, the time required for the global launch of these products was reduced from seven to two months. Matsushita will continue to promote simultaneous global product introductions of strategic products aiming at expanding sales and enhancing earnings.

Growth Strategy (3)

Solutions for Comfortable Living by the New Matsushita Group

In the comprehensive business collaboration with MEW, which began in fiscal 2005, Matsushita and MEW, as a new Matsushita Group, will strive to improve corporate value through the development of new business fields.

Under a unified brand and business strategy, combining Matsushita’s management resources with those of MEW, and providing customers all over the world with solutions for comfortable living, the two companies aim for global excellence.

Maximizing Synergy Effects through Comprehensive Business Collaboration with MEW

In the new Matsushita Group, products in the domestic market will be marketed under the “National” brand, whereas “Panasonic” will be used for products in overseas markets. At the same time, MEW’s Shiodome Showroom (located in Shiodome, Tokyo) was renamed National Center Tokyo. Together with Matsushita’s Panasonic Center (in Ariake, Tokyo), these showrooms constitute the main corporate communications facilities for the new Matsushita Group, through which the Company and MEW will communicate imaginative and innovative product concepts to customers.

Aiming to Become the Top-runner in Home Networking

To maximize the strengths of the two companies in development, manufacturing and sales, Matsushita will reorganize the electrical supplies, building materials and equipment, and home appliances businesses in April 2005. By combining the respective strengths of both companies, Matsushita aims to achieve the top position in the networking business, which links electrical appliances and AV products with networking systems.

Corporate News

LCD Panel Joint Venture with Hitachi and Toshiba

Matsushita concluded a joint venture agreement with Hitachi, Ltd. and Toshiba Corporation to establish a company to manufacture and sell LCD panels for flat-panel TVs. The joint venture is scheduled to commence operations in January 2005. Ownership of the new company will be Matsushita (21-25%); Hitachi Displays, a wholly owned subsidiary of Hitachi (50%); and Toshiba (21-25%). The new company will seek capital investment from other LCD panel manufacturers in the future.

The joint venture will manufacture Amorphous TFT LCD panels for TVs of 23-32 inches, featuring a wider viewing-angle, outstanding color reproduction and lower cost. The Company’s manufacturing line will be built within Hitachi Display’s Mobara plant in Japan. Mass production is scheduled to begin in 2006, with a planned capacity of approximately 2.5 million 32-inch panels per year in 2008.

Construction of a New Semiconductor Production Facility at the Uozu Plant

Matsushita began construction of a new semiconductor production facility at its Uozu Plant in Japan to increase production capacity of advanced system LSIs. Matsushita is a leader in digital home electronics with its 0.13-micron process system LSIs. The Company will continue toward its vision of realizing a ubiquitous networking society through technologies such as the latest 90-nanometer production process for large-diameter 300mm wafers. Matsushita will provide advanced system LSIs focusing on DVDs, DTVs, mobile communications equipment, and network-related equipment as well as CCD image sensors. Production is scheduled to begin at the end of 2005, gradually increasing to 7,500 wafers per month. Toward the future, Matsushita will utilize further-advanced 65-nanometer processes, while expanding capacity.

World’s Largest1 65-inch High-definition PDP TV

Matsushita launched a new 65-inch high-definition PDP TV to meet the needs of consumers who wish to enjoy realistic, high-quality images available through DVDs and terrestrial digital broadcasting.

By employing the new “PEAKS (Picture Enhancement Accelerator with Kinetic System) driver”, Matsushita has realized the industry’s highest picture quality of 3.62 billion colors2 and 1,536 shades of gradation. Moreover, the new high-definition PDP TV boasts the world’s highest contrast ratio1 of up to 3000:1.

(Notes)	1.	As of September 6, 2004; plasma displays/plasma displays TVs available through consumer sales channels. (source: MEI)
	2.	Number of colors that can be constantly displayed on all pixels.

The Industry’s First SD Card integrated with smart card function

Matsushita developed the industry’s first smartSD Card, an SD Memory Card1 with contactless smart card capabilities. The smartSD Card uses non-volatile FeRAM2, which enables high-speed data writing and contactless data communication capabilities. The large-capacity flash memory in the smartSD Card can be used as an extra storage area for the smart card module with stored data protected by encryption technology.

The Company views the smartSD Card as a key to realizing a secure ubiquitous networking society, and will create new business opportunities not only in device sector but also in the system and solution service fields.

(Notes)	1.	Memory cards proposed and promoted by Matsushita with Toshiba Corporation and SanDisk Corporation.
	2.	A type of non-volatile RAM. Compared to flash memory, EEPROM and other non-volatile memory formats, FeRAM enables high-speed data writing and data transfer with lower energy consumption.

Matsushita Wins “Mecenat Award for Contribution to Children’s Culture”

As part of Matsushita’s philanthropic activities, the Company has sponsored performances of The Shakespeare Drama Series for Children since 1995, offering a chance for children to appreciate classic drama during summer vacation. Since 2000, Matsushita has hosted this event as part of its Panasonic Tours, including participation by employees and their families in various parts of Japan. These events have been a great success in providing an enjoyable and educational experience for children and parents.

The Association for Corporate Support of the Arts, Japan recognized Matsushita’s contributions in areas such as workshops for elementary and junior high school students, and fostering an appreciation for the arts. Matsushita was therefore awarded the “Mecenat Award for Contribution to Children’s Culture 2004”, for its outstanding support for arts and culture.

Consolidated Financial Information

Financial Summary

(Millions of yen, except per common share information)

	Year ended March 31, 2003				Year ended March 31, 2004				Year ending March 31, 2005
	First half		Full year		First half		Full year		First half
Net Sales	¥ 3,620,969		¥7,401,714		¥3,639,688		¥7,479,744		¥4,318,537
<Domestic sales>	<1,655,749	>	<3,453,836	>	<1,676,301	>	<3,477,492	>	<2,202,873	>
<Overseas sales>	<1,965,220	>	<3,947,878	>	<1,963,387	>	<4,002,252	>	<2,115,664	>
Income before income taxes	55,639		68,916		57,254		170,822		137,273
Net income (loss)	17,599		(19,453)		23,146		42,145		56,179
Net income (loss) per common share [yen]	8.42		(8.70)		9.83		18.00		24.26
Total assets	7,671,838		7,834,693		7,749,046		7,438,012		8,405,350
Stockholders’ equity	2,852,076		3,178,400		3,141,471		3,451,576		3,604,592
Stockholders’ equity per common share [yen]	1,372.87		1,347.17		1,356.61		1,488.77		1,564.14

Sales Breakdown

	Year ended March 31, 2004		Year ending March 31, 2005
	First half	Full year	First half
AVC Networks	47%	48%	41%
<Video and audio equipment>	<18>	<19>	<17>
<Information and communications equipment>	<29>	<29>	<24>

Home Appliances	16%	16%	14%

Components and Devices	16%	15%	14%

MEW and PanaHome	—	—	16%

JVC	11%	11%	8%

Other	10%	10%	7%

Total	100%	100%	100%

(Notes) 1.	Consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles.
2.	On April 1, 2004, Matsushita Electric Works, Ltd. (MEW), PanaHome Corporation (PanaHome) and their respective subsidiaries became consolidated subsidiaries of the Company as the result of the tender offer for shares of MEW. The total assets at the beginning of the period increased 1,043,282 million yen.
3.	Net income (loss) per common share amounts are calculated on a diluted basis.
4.	Number of consolidated companies: 569 (as of September 30, 2004)
Number of companies reflected by the equity method: 83 (as of September 30, 2004)
5.	Amounts less than 1 million yen have been omitted, except per common share information.
6.	MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company on April 1, 2004. Accordingly, a new segment, MEW and PanaHome, has been added to the Company’s business segment classifications from this fiscal year, ending March 31, 2005 (fiscal 2005).

Consolidated Balance Sheet (Summary)

	Yen (millions)
	Sept. 30, 2004	March 31, 2004
Assets
Current assets	4,302,522	3,774,977
Cash and cash equivalents	1,253,608	1,275,014
Time deposits	171,630	170,047
Marketable securities	7,645	2,684
Trade receivables (notes and accounts)	1,234,654	1,067,667
Inventories	1,068,646	777,540
Other current assets	566,339	482,025
Noncurrent receivables	253,243	280,398
Investments and advances	1,113,505	1,237,427
Property, plant and equipment, net of accumulated depreciation	1,642,578	1,209,502
Other assets	1,093,502	935,708

Total assets	8,405,350	7,438,012

Liabilities and Stockholders’ Equity
Current liabilities	2,882,450	2,569,786
Short-term borrowings	387,572	290,208
Trade payables (notes and accounts)	896,319	784,734
Other current liabilities	1,598,559	1,494,844
Long-term debt	577,688	460,639
Other long-term liabilities	866,048	827,896

Minority interests	474,572	128,115

Common stock	258,740	258,740
Capital surplus	1,230,315	1,230,476
Legal reserve	88,166	83,175
Retained earnings	2,475,725	2,442,504
Accumulated other comprehensive income (loss)	(264,262)	(399,502)
Treasury stock	(184,092)	(163,817)

Total liabilities and stockholders’ equity	8,405,350	7,438,012

(Notes) 1.	On April 1, 2004, MEW, PanaHome and their respective subsidiaries became consolidated subsidiaries of the Company as the result of the tender offer for shares of MEW. The total assets at the beginning of the period increased 1,043,282 million yen.
2.	Accumulated other comprehensive income (loss) breakdown:

	Yen (millions)
	Sept. 30, 2004	March 31, 2004
Cumulative translation adjustments	(217,897)	(282,287)
Unrealized holding gains of available-for-sale securities	70,453	88,104
Unrealized gains of derivative instruments	4,964	6,676
Minimum pension liability adjustments	(121,782)	(211,995)

Consolidated Statement of Income (Summary)

	(Six months ended September 30) Yen (millions)
	2004	2003
Net Sales	4,318,537	3,639,688
Cost of sales	(3,075,596)	(2,584,096)
Selling, general and administrative expenses	(1,086,607)	(975,986)

Operating profit	156,334	79,606

Other income (deductions) :
Interest income	9,118	9,809
Dividend income	3,908	3,558
Gain from the transfer of the substitutional portion of Japanese Welfare Pension Insurance	31,509	—
Interest expense	(11,494)	(13,888)
Restructuring charges	(48,191)	(869)
Write-down of investment securities	(1,663)	(48,011)
Other income (loss), net	(2,248)	27,049

Income before income taxes	137,273	57,254

Provision for income taxes	(60,832)	(22,347)
Minority interests	(15,346)	(8,216)
Equity in earnings (losses) of associated companies	(4,916)	(3,545)

Net income	56,179	23,146

(Notes)	1.	Certain of the Company’s subsidiaries obtained approvals from Japan’s Ministry of Health, Labour and Welfare for exemption from the past benefit obligation with respect to the portion of the Employees Pension Funds that certain of the Company’s subsidiaries operated for the Government (the so-called “substitutional portion”), and transferred the substitutional portion to the Government in the first half ended September 30, 2004. The gain of 31,509 million yen from the transfer of the substitutional portion of the Japanese Welfare Pension Insurance is reported as other income in the consolidated statement of income.
	2.	“Restructuring charges” in “Other income (deductions)” of the consolidated statement of income includes expenses associated with the implementation of early retirement programs at certain domestic companies. Under U.S. generally accepted accounting principles, these charges are included as part of operating profit in the statement of income.

Consolidated Statement of Cash Flows (Summary)

	(Six months ended September 30) Yen (millions)
	2004	2003
Cash flows from operating activities	146,457	204,754
Cash flows from investing activities	(26,832)	(40,493)
Cash flows from financing activities	(157,417)	(136,954)
Effect of exchange rate changes on cash and cash equivalents	16,386	(18,136)

Net increase (decrease) in cash and cash equivalents	(21,406)	9,171
Cash and cash equivalents at beginning of period	1,275,014	1,167,470

Cash and cash equivalents at end of period	1,253,608	1,176,641

(Parent Company Alone)

Financial Summary

(Millions of yen, except per common share information)

	Year ended March 31, 2003		Year ended March 31, 2004			Year ending March 31, 2005
	First half	Full year	First half	Full year		First half
Net Sales	¥2,118,647	¥4,237,869	¥1,958,968	¥4,081,485		¥2,071,337
Recurring profit	48,415	80,196	53,751	105,201		68,121
Net income	45,697	28,828	45,928	59,499		50,465
Net income per common share [yen]	21.99	12.80	19.67	25.52		21.79
Cash dividends per common share [yen]	6.25	12.50	6.25	14.00	*	7.50
Capital (at end of period)	258,738	258,738	258,738	258,740		258,740
Total assets (at end of period)	4,401,440	5,062,813	5,231,618	5,217,934		5,095,843
Shareholders’ equity (at end of period)	2,567,709	2,768,028	2,788,194	2,839,355		2,841,380
Shareholders’ equity per common share [yen]	1,235.99	1,173.14	1,204.05	1,244.59		1,232.96

(Notes)	1.	Amounts less than 1 million yen have been omitted, except per common share information.
	2.

Net income per common share amounts were calculated using the average number of shares outstanding during each fiscal period, while shareholders’ equity per common share amounts are based on the number of shares outstanding at the end of each period.

The average number of shares outstanding during a period and the number of shares outstanding at the end of a period do not include treasury stock.

	3.	Net income per common share was calculated in accordance with Accounting Standard No. 2, “Accounting Standard for Earnings per Share” and Accounting Standard No. 4, “Implementation Guidance for Accounting Standard for Earnings per Share.”
	*4.	Includes 1.50 yen per share special dividend to commemorate the 85th anniversary of the Company’s founding.

(Parent Company Alone)

Sales Breakdown

	Year ended March 31, 2004		Year ending March 31, 2005
	First half	Full year	First half
AVC Networks	44%	44%	42%
<Video and Audio Equipment>	<18>	<18>	<20>
<Information and Communications Equipment>	<26>	<26>	<22>

Home Appliances	18%	18%	18%

Components and Devices	22%	22%	21%

MEW Products	—	—	1%

Other	16%	16%	18%

Total	100%	100%	100%

Major Products

Categories	Major products
AVC Networks	Videocassette recorders (VCRs), camcorders and related equipment, digital cameras, color TVs, TV/VCR combination units, liquid crystal display (LCD) TVs, plasma display panel (PDP) TVs, DVD players, DVD recorders, compact disc (CD) players, Mini Disc (MD) players, Secure Digital (SD) audio players, radios, CD radio cassette recorders, tape recorders, portable headphone players, stereo hi-fi and related equipment, electric musical instrument, satellite broadcast receivers and related equipment, facsimile equipment, cordless telephones, cellular phones, PHS-related equipment, personal computers (PCs), printers, copying machines, CRT and liquid-crystal displays, CD-ROM, DVD-ROM/RAM and other optical disc drives, hard disk drives (HDDs) and other computer peripherals, CATV systems, broadcast-and business-use AV systems equipment, large-screen visual equipment, communication network systems equipment, private branch exchanges (PBXs), traffic-related systems equipment, car audio, car navigation and other automotive-related equipment, electric measuring instruments, etc.

Home Appliances	Refrigerators, room air conditioners, compressors, washing machine, clothes dryers, vacuum cleaners, air purifiers, electric irons, dishwashers/dryers, microwave ovens, rice cookers, induction heating cooking equipment, gas cooking equipment, electric thermos pots, electric fans, electric, gas and kerosene heaters, electric blankets, electrically-heated rugs, kitchen fixture systems, electric, gas and kerosene hot-water supply equipment, bath and sanitary equipment, electric lamps, photographic flash units, ventilation, and air-conditioning equipment, vending machines, medical equipment, etc.

Components and Devices	Semiconductors, CRTs, electronic circuit components, printed circuit boards, transformers, power supplies, coils, capacitors, resistors, tuners, switches, speakers, ceramic components, LCD devices, electric motors, micro motors, dry batteries, rechargeable batteries, solar batteries, battery chargers, etc.

Other	Electronic-parts-mounting machines, industrial robots, welding equipment, electric power distribution equipment, bicycles, fire extinguishers, non-ferrous metals, etc.

(Parent Company Alone)

Balance Sheet (Summary)

	Yen (millions)
	Sept. 30, 2004	March 31, 2004
Assets
Current assets	1,819,977	2,054,274
Cash and deposits	613,188	763,116
Trade receivables (notes and accounts)	511,234	582,868
Short-term marketable securities	8,029	4,999
Inventories	202,632	192,268
Deferred tax assets	147,023	144,652
Other current assets	343,830	373,229
Allowance for doubtful receivables	(5,961)	(6,860)

Fixed assets	3,275,865	3,163,660
Tangible fixed assets	394,559	400,744
Intangibles	28,589	29,788
Investments and advances	2,852,716	2,733,127
Securities	488,476	659,601
Shares of subsidiaries	2,022,286	1,732,169
Deferred tax assets	179,310	174,937
Other investments	162,644	166,419

Total Assets	5,095,843	5,217,934

Liabilities and Shareholders’ Equity
Current liabilities	1,782,724	1,885,715
Trade payables (notes and accounts)	445,705	474,138
Other payables and accrued expenses	328,404	323,956
Bonds (maturing within one year)	100,000	100,000
Other current liabilities	908,614	987,621

Long-term liabilities	471,738	492,863
Bonds	200,000	200,000
Employee retirement and severance benefits	127,087	149,532
Other long-term liabilities	144,650	143,331

Total liabilities	2,254,462	2,378,579

Capital	258,740	258,740
Capital surplus	571,787	571,623
Retained earnings	2,116,083	2,083,833
Unrealized holding gains of available-for-sale securities	79,582	88,976
Treasury stock	(184,813)	(163,817)

Total shareholders’ equity	2,841,380	2,839,355

Total liabilities and shareholders’ equity	5,095,843	5,217,934

(Notes)	1.	Amounts less than 1 million yen have been omitted.
	2.	Accumulated depreciation of tangible fixed assets as of September 30, 2004:	¥1,236,708 million
	3.	Of the total net assets, the amount restricted from appropriation to dividends under Article 124, Paragraph 3 of the Japanese Commercial Code for the first half ended September 30, 2004:	¥79,582 million

(Parent Company Alone)

Statement of Income (Summary)

	(Six months ended September 30) Yen (millions)
	2004	2003
Net Sales	2,071,337	1,958,968
Cost of sales	(1,691,757)	(1,611,563)
Selling, general and administrative expenses	(319,805)	(331,980)

Operating profit	59,774	15,423

Non-operating income	55,153	56,984
Non-operating expenses	(46,806)	(18,657)

Recurring profit	68,121	53,751

Non-recurring profit	6,018	11,345
Non-recurring loss	(12,817)	(958)

Income before income taxes	61,322	64,138

Provision for income taxes
Current	(11,206)	(3,677)
Deferred	349	(14,533)

Net income	50,465	45,928

Unappropriated retained earnings at beginning of period	41,011	40,467
Interim dividend	—	—

Unappropriated retained earnings at end of period	91,477	86,395

(Notes) 1. Amounts less than 1 million yen have been omitted.
2. Net income per common share (basic) for the first half ended September 30, 2004: ¥21.79